Exhibit 99.1

Suite 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

(All Amounts in $US unless stated otherwise)

GOLDCORP REPORTS INCREASE IN FIRST QUARTER GOLD PRODUCTION

VANCOUVER, BRITISH COLUMBIA, APRIL 28, 2010 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported gold production of 625,000 ounces for the first quarter at a total cash cost1 of $325 per ounce.  This compares to production of 616,500 ounces in the first quarter of 2009.  Adjusted net earnings2 in the first quarter were $163.1 million, or $0.22 per share.

First Quarter Highlights

•	Revenues increased 20% over the 2009 first quarter, to $750.3 million on gold sales of 569,100 ounces.

•	The timing of first quarter sales was affected by a brief work stoppage at the port facilities that ship concentrates produced at the Alumbrera mine and a build-up of inventory at Red Lake.

•	Total cash costs for the quarter were $325 per ounce on a by-product basis and $433 per ounce on a co-product basis.

•	Operating cash flows totalled $314 million or $0.43 per share.

•	Initial quarterly production results at Peñasquito met expectations and line 2 construction remains on schedule for commissioning in the third quarter.

•	Dividends paid amounted to $33 million.

•	Completion of Camino Rojo and El Morro transactions secures key strategic assets.

“A good start to the year at key operations, including Red Lake in Ontario and Los Filos in Mexico, contributed to increased gold production in the first quarter and positions Goldcorp for a another strong year of gold production growth,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “While revenues were negatively impacted by the timing of sales from Alumbrera and Red Lake, the delays are only temporary and we remain confident in our guidance for 2010 production and costs.  The first quarter also featured a very successful operational start to our flagship Peñasquito mine in Mexico, with key performance measures either meeting or exceeding expectations. The ramp-up there remains on track toward commercial production in the third quarter and completion of construction before year-end.

“With the key components of our peer-leading five-year growth profile progressing well, we continue to accelerate the development of the next phase of growth projects to sustain our success over the longer term.  The acquisitions of two such key projects, El Morro in Chile and Camino Rojo near Peñasquito,  were completed in the first quarter, further enhancing one of the strongest project pipelines in the industry.”

Financial Review

Gold sales in the first quarter were 569,100 ounces compared to 607,900 ounces in the first quarter of 2009 whereas gold production amounted to 625,000 ounces versus 616,500 ounces.  The timing of first quarter gold sales was affected by a brief work stoppage at the port facilities that ship concentrates produced at the Alumbrera mine and build-up of inventory at our Red Lake over quarter end.  Total cash costs for the first quarter were $325 per ounce of gold on a by-product basis.  On a co-product basis, cash costs were $433 per ounce, the lowest among the senior gold producers.

Adjusted net earnings in the first quarter totaled $163.1 million, or $0.22 per share, compared to $169.3 million or $0.23 per share, in the first quarter of 2009.  Adjusted net earnings primarily exclude the effect of a non-cash foreign exchange loss on revaluation of future income tax liabilities, but include the impact of non-cash stock option expenses, which amounted to approximately $10.2 million or $0.01 per share for the quarter.  The reported net loss in the quarter was $52.3 million compared to net earnings of $290.9 million in the first quarter of 2009. Operating cash flows were $314.4 million compared to $298.1 million in last year’s first quarter. Included in the operating cash flows is a non-cash working capital add back of $80 million of current income taxes payable which will be paid over the balance of 2010.

Operations Review

A strong start at the flagship Red Lake mine drove solid production at the Company’s Canadian operations.  Gold production at Red Lake was 181,200 ounces, reflecting investments in development made during 2009 to enhance mining flexibility.   The Company continued to drive a connection drift at the 45 level between the Campbell and Red Lake complexes which will provide greater efficiencies throughout the mine complex and create an additional exploration platform to drill for offsets to the High Grade zone.    Intensive exploration drilling also continued

from the new 4199 exploration drift to test the down-dip extension of the High Grade zone below the 49 level.

Record quarterly gold production at Los Filos mine in the first quarter highlighted an accelerating growth trend underway for Goldcorp in Mexico.  Gold production at Los Filos increased 19% versus the year-ago period to 72,100 ounces, driven by increased grade and higher ore tonnage on the leach pad.  As anticipated, the crushing and agglomeration plant designed to treat higher-grade ore was commissioned during the first quarter, with throughput rates expected to ramp up to the design level of 11,000 tonnes per day over several months.    Exploration at Los Filos has focused on extending the El Bermejal pit to the north following successful extension to the south in 2009.  The continued emergence of a Los Filos-style deposit in the 4P area will remain a focus of efforts as the Company targets likely gold reserve additions at Los Filos in 2010.

At Marlin in Guatemala, grades and recoveries continued to trend higher, driving an improvement in both gold and silver production compared to the first quarter of 2009.  Gold production was 68,900 ounces at a total cash cost of $109 per ounce with silver production at 1,254,300 ounces.  Exploration drilling continues to further delineate the 2009 high grade vein discovery in the West Vero zone.

Mine development work in the first quarter also contributed to improvements at Musselwhite mine in Ontario.  Gold production increased 12% to 61,300 ounces as improved stope availability led to higher mill throughput.   A higher proportion of production from the cornerstone PQ Deeps underground contributed to a strong improvement in gold grade at Musselwhite.   Also in Ontario, mine development sequencing in the Hoyle Pond underground and the processing of the lower grade Pamour stockpiles affected results at Porcupine, which produced 62,100 gold ounces in the first quarter. Plans for development of an underground shaft at Hoyle Pond are advancing. The underground shaft, or winze, is designed to access recent, deeper gold discoveries and expanded zones of mineralization at Hoyle Pond while enhancing operational flexibility throughout the underground complex.

Peñasquito Update

On April 9, 2010, the Company reported the results of Peñasquito’s first full quarter of operational production, meeting or exceeding expectations in key production metrics including concentrate grade, quality, mining rates and throughput.  Gold production totaled 30,700 ounces, consisting of 11,400 ounces from sulphide ore and 19,300 ounces from heap leaching of the oxide ore cap.  Gold production is expected to ramp up throughout 2010, on track toward previously issued 2010 guidance of 180,000 ounces of gold as the proportion of higher quality sulphide ore increases. Silver production totaled 2,078,200 ounces, including 725,300 ounces from the oxide heap leach.  Lead and zinc production totaled 11.8 pounds and 17.5 pounds respectively in the first quarter.

Designed 130,000 tonne per day processing capacity at Peñasquito will consist of two 50,000 tonne per day capacity sulphide processing lines (Lines 1 and 2) and a 30,000 tonne per day capacity high pressure grinding roll (HPGR) circuit. During the first quarter, Line 1 increased from a daily average throughput of 23,854 tonnes per day in January to 46,045 tonnes per day in March.  Peak throughput for the quarter was achieved on March 30, reaching 59,747 tonnes.

Line 2 continues to progress towards mechanical completion in the third quarter with declaration of commercial production remaining on track for the third quarter. Most of the components for the HPGR circuit are on site with mechanical completion expected during the fourth quarter.  Following a ramp-up period, Peñasquito is expected to reach its full processing capacity of 130,000 tonnes per day in the first half of 2011.

The Company has adopted an in-pit crushing and conveying system for material transportation at Peñasquito.  Over its mine life, this project optimization is expected to provide savings in sustaining capital of $35 million and operating expenses of $160 million compared to conventional truck-only haulage.  Up-front capital for the project is anticipated to be approximately $155 million with completion expected in 2013.  The Company expects to spend approximately $10 million on the project in 2010.

Successful development continued in the first quarter at key regional projects that further underline the growing potential of the Peñasquito region as a world-class gold district.  The growing Noche Buena gold resource and the recently acquired Represa deposit at Camino Rojo comprise two important advanced stage satellite exploration projects with strong potential to complement core production at Peñasquito and take advantage of synergies in infrastructure, management and key stakeholder relationships. Exploration will focus on further definition and upgrade of the Noche Buena oxide gold resource and follow-up on recent high-grade gold intercepts in the sulphides.  A geophysical program and an analysis of drill data will be carried out at the Camino Rojo project.  Thereafter, a drill program to further define the core Represa deposit and investigate adjacent zones of sulphide mineralization is planned, with a supplemental $5 million exploration budget approved for 2010.   Additional regional exploration and drilling activities will continue in the Melchor Ocampo, Mazapil Valley and El Quemado targets.

Project Pipeline Update

Construction of Pueblo Viejo in the Dominican Republic continues on schedule, with first gold production expected in the fourth quarter of 2011.  As a result of the plan to accelerate the expansion of the processing plant from the previous 18,000 tonnes per day to 24,000 tonnes per day, Goldcorp’s share of estimated annual gold production in its first five years of operation has increased from 400,000 – 430,000 ounces to 415,000 – 450,000 ounces while total cash costs have decreased to $250 - $275 per ounce compared to previous estimates of $275 - $300 per ounce.  Project financing of approximately $1.035 billion (100% share) was signed in April, and will be divided into two tranches of $775 million and $260 million with maturities of 15 and 12 years, respectively.

At the Cochenour project near Red Lake the Cochenour mine shaft was dewatered to the 2200’ level and exploration commenced from the old underground workings of the 2050’ level to test the GAP zone and the upper portions of the Bruce Channel and Cochenour deposits.  Construction advanced on schedule on the 5-kilometer high speed haulage drift on the 5400 level that will connect the Cochenour shaft with the Red Lake mine.  This will enable ore from the Cochenour mine to be hauled directly to the Red Lake mine and processed at the existing mill facility.  The drift will also open up several kilometres of unexplored ground at depth in the heart of the prolific Red Lake gold district.

At Éléonore in Quebec, sinking of the 725 meter deep exploration shaft commenced during the first quarter of 2010 with completion expected during the third quarter of 2012.  Exploration drilling has focused on identifying and defining new ore zones within the hanging wall stratigraphy close to the proposed infrastructure.   As planned, work continued on updating the pre-feasibility study, which will facilitate a construction decision on the project by year-end.

Goldcorp completed the acquisition of its 70% stake in the El Morro copper-gold project on February 16, 2010.  A project team has been assembled to advance exploration and development at the site.  Exploration efforts will focus on further definition of the existing 6.7 million ounce proven and probable gold reserve, and 5.7 billion pound proven and probable copper reserve and the investigation of high-potential regional exploration targets within the project concession.  Exploration expenditures at El Morro are expected to add approximately $10 million to the Company’s 2010 exploration budget.

This release should be read in conjunction with Goldcorp’s first quarter 2010 unaudited financial statements and MD&A report on the Company's website, www.goldcorp.com, in the “Investors” section under “Financials”.

A conference call will be held on April 29, 2010 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6622 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until May 28, 2010 by dialing 1-800-408-3053 or 1-416-695-5800 for calls outside Canada and the US.  Passcode: 3487337.  A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.

(1)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Refer to page 31 of the 2010 first quarter MD&A for a reconciliation of total cash costs to reported operating expenses.

(2)
Adjusted net earnings and adjusted net earnings per share are  non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 32 of the 2010 first quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”  “is expected”,  “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.  All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended March 31
		2010	2009
Gold produced (ounces)		625,000	616,500
Gold sold (ounces)		569,100	607,900
Copper produced (thousands of pounds)		35,300	30,600
Copper sold (thousands of pounds)		24,500	26,100
Silver produced (ounces)		2,460,100	2,821,500
Silver sold (ounces)		2,495,800	2,256,600
Average realized gold price (per ounce)		$1,110	$912
Average London spot gold price (per ounce)		$1,109	$908
Average realized copper price (per pound)		$3.58	$2.29
Average London spot copper price (per pound)		$3.29	$1.56
Average realized silver price (per ounce)		$10.86	$7.54
Average London spot silver price (per ounce)		$16.93	$13.12
Total cash costs – by-product (per gold ounce)		$325	$288
Total cash costs – co-product (per gold ounce)		$433	$353

Production Data:
Red Lake gold mines :	Tonnes of ore milled	211,500	189,500
	Average mill head grade (grams per tonne)	27	27
	Gold ounces produced	181,200	161,900
	Total cash cost per ounce – by-product	$298	$265
Porcupine mine :	Tonnes of ore milled	1,020,200	998,700
	Average mill head grade (grams per tonne)	1.98	2.82
	Gold ounces produced	62,100	78,300
	Total cash cost per ounce – by-product	$654	$450
Musselwhite mine :	Tonnes of ore milled	334,500	319,800
	Average mill head grade (grams per tonne)	5.85	5.72
	Gold ounces produced	61,300	54,600
	Total cash cost per ounce – by-product	$681	$532
San Dimas mine :	Tonnes of ore milled	145,300	164,100
	Average mill head grade (grams per tonne) - gold	5.47	5.40
	Average mill head grade (grams per tonne) - silver	273	266
	Gold ounces produced	24,900	27,600
	Silver ounces produced	1,205,800	1,323,000
	Total cash cost per ounce – by-product	$374	$257
	Total cash cost per ounce – co-product	$374	$257
Los Filos mine :	Tonnes of ore mined	6,731,200	6,395,000
	Tonnes of waste removed	8,241,200	7,620,400
	Tonnes of ore processed	7,021,300	6,436,700
	Average grade processed (grams per tonne)	0.60	0.54
	Gold ounces produced	72,100	60,500
	Total cash cost per ounce – by-product	$412	$467

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share and per ounce amounts)
		Three Months Ended March 31
		2010	2009
Production Data (Cont.):
El Sauzal mine :	Tonnes of ore mined	692,600	670,500
	Tonnes of waste removed	1,613,700	817,900
	Tonnes of ore milled	488,600	524,600
	Average mill head grade (grams per tonne)	2.31	4.47
	Gold ounces produced	33,700	71,000
	Total cash cost per ounce – by-product	$352	$120
Marlin mine :	Tonnes of ore milled	470,700	531,500
	Average mill head grade (grams per tonne) - gold	4.78	3.87
	Average mill head grade (grams per tonne) - silver	109	77
	Gold ounces produced	68,900	64,500
	Silver ounces produced	1,254,300	857,200
	Total cash cost per ounce – by-product	$109	$217
	Total cash cost per ounce – co-product	$332	$327
Alumbrera mine :	Tonnes of ore mined	2,260,900	2,179,000
	Tonnes of waste removed	5,974,200	5,838,700
	Tonned of ore milled	3,514,100	3,341,600
	Average mill head grade (grams per tonne) - gold	0.51	0.60
	Average mill head grade (%) - copper	0.54%	0.51%
	Gold ounces produced	41,300	47,200
	Copper (thousands of pounds) produced	35,300	30,600
	Total cash cost per ounce – by-product	$(961)	$(368)
	Total cash cost per ounce – co-product	$528	$348
Marigold mine :	Tonnes of ore mined	1,959,800	1,280,600
	Tonnes of waste removed	6,462,900	5,825,600
	Tonnes of ore processed	1,959,800	1,280,600
	Average grade processed (grams per tonne)	0.65	0.50
	Gold ounces produced	30,500	16,600
	Total cash cost per ounce – by-product	$507	$728
Wharf mine :	Tonnes of ore mined	883,700	696,600
	Tonnes of ore processed	783,900	633,100
	Average grade processed (grams per tonne)	0.86	0.75
	Gold ounces produced	18,300	15,300
	Total cash cost per ounce – by-product	$562	$674

Financial Data:
Cash flow from operating activities (before changes in non-cash working capital)		$207.8	$303.3
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$(52.3)	$290.9
Earnings per share – basic		$(0.07)	$0.40
Adjusted net earnings per share - basic		$0.22	$0.23
Weighted average number of shares outstanding (000’s)		733,760	729,751

Consolidated Statements of Earnings (loss)
(United States dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended March 31
	2010	2009
Revenues	$750.3	$624.8
Operating expenses	301.4	258.6
Depreciation and depletion	131.3	126.3
Earnings from mine operations	317.6	239.9
Corporate administration (1)	38.4	30.0
Exploration	14.1	8.1
Earnings from operations	265.1	201.8
Other income (expenses)
Interest income and other expenses, net	(11.1)	(0.3)
Interest expense and finance fees	(11.7)	(0.5)
Gain on non-hedge derivatives, net	13.1	1.0
Gain on securities, net	-	0.3
Loss on disposition of mining interest	(18.7)	-
Dilution loss, net	-	(0.7)
Gain (loss) on foreign exchange	(212.2)	116.7
	(240.6)	116.5
Earnings before taxes	24.5	318.3
Income and mining taxes	(77.2)	(27.1)
Net earnings (loss)	$(52.7)	$291.2
Attributable to:
Shareholders of Goldcorp Inc.	(52.3)	290.9
Non-controlling interests	(0.4)	0.3
Net earnings (loss)	$(52.7)	$291.2
(1)Stock based compensation expense (non-cash item) included in corporate administration	$10.2	$9.5

Net earnings (loss) per share
Basic and diluted	$(0.07)	$0.40

Weighted average number of shares outstanding (000’s)
Basic	733,760	729,751
Diluted	733,760	733,226

Consolidated Balance Sheets
(United States dollars in millions – Unaudited)
	March 31 2010	December 31 2009
Assets
Cash and cash equivalents	$392.6	$874.6
Marketable securities	25.2	24.9
Accounts receivable	263.3	232.6
Income and mining taxes receivable	11.1	38.4
Future income and mining taxes	1.8	3.6
Inventories and stockpiled ore	380.1	349.4
Other	89.7	78.0
Current assets	1,163.8	1,601.5
Mining interests	19,664.9	18,001.3
Deposits on mining interest expenditures	55.8	86.9
Goodwill	761.8	761.8
Stockpiled ore	85.2	93.6
Investments	419.8	390.3
Other	13.1	13.3
	$22,164.4	$20,948.7
Liabilities
Accounts payable and accrued liabilities	$417.8	$416.4
Income and mining taxes payable	119.2	182.6
Current debt	17.2	16.7
Future income and mining taxes	29.6	107.9
Current derivative liabilities	7.6	11.4
Current liabilities	591.4	735.0
Income and mining taxes payable	112.9	65.4
Long-term debt	1,175.7	719.0
Future income and mining taxes	4,252.4	3,575.2
Reclamation and closure cost obligations	285.6	282.0
Other	28.1	27.8
	6,446.1	5,404.4
Equity
Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes	12,926.0	12,908.9
Retained earnings	2,260.2	2,345.5
Accumulated other comprehensive income	261.5	238.8
Shareholders’ equity	15,447.7	15,493.2
Non-controlling interests	270.6	51.1
	15,718.3	15,544.3
	$22,164.4	$20,948.7

Consolidated Statements of Cash Flows
(United States dollars in millions – Unaudited)
	Three Months Ended March 31
	2010	2009
Operating Activities
Net earnings (loss)	$(52.7)	$291.2
Reclamation expenditures	(6.1)	(4.2)
Gain on securities, net	-	(0.3)
Items not affecting cash
Depreciation and depletion	131.3	126.3
Stock based compensation expense	10.2	9.5
Accretion on convertible senior notes	6.7	-
Unrealized gains on non-hedge derivatives	(15.4)	(0.9)
Loss on disposition of mining interest	18.7	-
Dilution loss	-	0.7
Future income and mining taxes	(103.7)	(1.8)
Unrealized gain on foreign exchange and other	218.8	(117.2)
Change in non-cash working capital	106.6	(5.2)
Cash provided by operating activities	314.4	298.1
Investing Activities
Acquisitions, net of cash acquired	(795.3)	-
Expenditures on mining interests	(300.8)	(260.2)
Deposits on mining interest expenditures	(17.0)	(94.2)
Proceeds on disposition of mining interest	47.4	-
Income taxes paid on disposition of Silver Wheaton shares	(148.7)	-
Purchase of securities	(4.0)	(21.5)
Other	(0.9)	0.3
Cash used in investing activities	(1,219.3)	(375.6)
Financing Activities
Debt borrowings	600.0	204.0
Debt repayments	(150.0)	(105.0)
Common shares issued, net	6.2	10.4
Dividends paid to common shareholders	(33.0)	(32.9)
Cash provided by financing activities	423.2	76.5
Effect of exchange rate changes on cash and cash equivalents	(0.3)	(0.5)
Decrease in cash and cash equivalents	(482.0)	(1.5)
Cash and cash equivalents, beginning of period	874.6	262.3
Cash and cash equivalents, end of period	$392.6	$260.8